SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                                 Amendment No. 1


                    Under the Securities Exchange Act of 1934


                           ENCORE MEDICAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock ($0.001 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    29256E109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Harry L. Zimmerman, Esq.
                           Encore Medical Corporation
                                9800 Metric Blvd.
                               Austin, Texas 78758
                                 (512) 832-9500

                                    Copy to:

                             Steven J. Gartner, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 3, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------
CUSIP No. 29256E109
-----------------------------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Kenneth W. Davidson
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                      (b) [ ]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                   [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------
                           7     SOLE VOTING POWER


NUMBER OF               -------- -----------------------------------------------
SHARES                     8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY                                  10,879,760*
EACH                    -------- -----------------------------------------------
REPORTING                  9     SOLE DISPOSITIVE POWER
PERSON
WITH
                        -------- -----------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                          10,879,760*
----------------------- -------- -----------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   10,879,760*
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   15.3%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   IN
--------- ----------------------------------------------------------------------
* Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Galen Voting Agreement and Management Voting Agreement described in Item 4 in the Original Filing (as defined herein). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

-----------------------------------------
CUSIP No. 29256E109
-----------------------------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Harry L. Zimmerman
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                      (b) [ ]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                   [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------
                           7     SOLE VOTING POWER


NUMBER OF               -------- -----------------------------------------------
SHARES                     8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY                                  10,879,760*
EACH                    -------- -----------------------------------------------
REPORTING                  9     SOLE DISPOSITIVE POWER
PERSON
WITH
                        -------- -----------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                          10,879,760*
----------------------- -------- -----------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   10,879,760*
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   15.3%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

                   IN
--------- ----------------------------------------------------------------------
* Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Galen Voting Agreement and Management Voting Agreement described in Item 4 in the Original Filing (as defined herein). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

This Amendment No. 1 to Schedule 13D (this "Amendment") is filed with the Securities and Exchange Commission (the "Commission") with respect to Encore Medical Corporation (the "Company") by the undersigned to amend the Statement on
Schedule 13D, filed by the undersigned on July 10, 2006 (the "Original Filing"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original Filing.

Any reference to "this Schedule 13D" in the Original Filing or in this Amendment shall refer to the Original Filing as amended by this Amendment.

Item 4.    Purpose of Transaction.

Item 4 is hereby amended and supplemented by the addition of the following paragraph:

On November 3, 2006, the Company filed with the Secretary of State of Delaware a Certificate of Merger and the Merger was consummated. Also on November 3, 2006, the Company requested that the Common Stock no longer be quoted on NASDAQ and a Form 15 was filed with the Commission on behalf of the Company to commence the procedure to terminate the registration of Common Stock and the Company's reporting obligations under the Securities Exchange Act of 1934.

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented by the addition thereto of the following:

On November 2, 2006, the shareholders of the Company approved the Merger Agreement and the Merger at the special meeting of shareholders of the Company held on, November 2, 2006. The Merger closed on November 3, 2006.

On November 3, 2006, the Company filed a Certificate of Merger with the Secretary of State of Delaware. Pursuant to the Merger Agreement, each share of the Common Stock was cancelled at the effective time of the Merger and converted into the right to receive $6.55 per share in cash, without interest, and the Company, the surviving entity of the Merger, became a wholly-owned subsidiary of BCP Holdings.

SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated:  November 16, 2006



                                            KENNETH W. DAVIDSON


                                            /s/ Kenneth W. Davidson
                                            ------------------------------------



                                            HARRY L. ZIMMERMAN


                                            /s/ Harry L. Zimmerman
                                            ------------------------------------